FIRST TRUST EXCHANGE-TRADED FUND IV
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187


October 19, 2018

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund IV
         Registration on Form N-1A
         Post-Effective Amendment No. 152
         (Registration Statement File Nos. 333-174332, 811-22559)

Ladies and Gentleman:

      On behalf of First Trust Long Duration Opportunities ETF (the "Fund"), a series of First Trust Exchange-Traded Fund IV (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). Post-Effective Amendment No. 152 was originally filed with the Securities and Exchange Commission on June 12, 2018.

      Post-Effective Amendment No. 152 to the Trust's Registration Statement was inadvertently allowed to become automatically effective on October 19, 2018. The Registration Statement contained in Post-Effective Amendment No. 152 will be immediately refiled as Post-Effective Amendment No. 156, pursuant to Rule 485(a) of the 1933 Act.


Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By:  /s/ James M. Dykas
     ----------------------------------------
     James M. Dykas,
     President and Chief Executive Officer